May 17, 2010

Stephen M. Watters, Chief Executive Officer
Vertical Health Solutions, Inc.
P.O. Box 818
Oldsmar, Florida 34677

    RE: **Vertical Health Solutions, Inc.**
         Annual Report on Form 10-K FYE December 31, 2008
         Filed March 31, 2009 and amended March 5, 2010
         File No. 1-31275

Dear Mr. Watters:

    We have completed our review of your filing and have no further comments at this time.

                      Sincerely,

                      John Reynolds,
                      Assistant Director